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                                     FILED BY ENTERPRISE PRODUCTS PARTNERS L.P.
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
                     AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(B)
                                         OF THE SECURITIES EXCHANGE ACT OF 1934

                               SUBJECT COMPANY: GULFTERRA ENERGY PARTNERS, L.P.
                                                   COMMISSION FILE NO.: 1-11680

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ENTERPRISE PRODUCTS PARTNERS L.P. ("ENTERPRISE") AND GULFTERRA ENERGY PARTNERS,
L.P. ("GULFTERRA") WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING ENTERPRISE, GULFTERRA AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF ENTERPRISE AND GULFTERRA SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT ENTERPRISE AND GULFTERRA AT THE SEC'S
WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

ENTERPRISE AND GULFTERRA AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN ENTERPRISE'S AND GULFTERRA'S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

         This filing relates to the proposed merger between Enterprise Products Partners L.P. ("Enterprise") and GulfTerra Energy Partners, L.P. ("GulfTerra") announced on Monday, December 15, 2003. This filing includes a joint press release dated December 15, 2003 announcing the proposed merger and related transactions.

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PRESS RELEASE


[ENTERPRISE LOGO]                [EL PASO LOGO]                [GULFTERRA LOGO]


                   ENTERPRISE AND GULFTERRA TO MERGE FORMING
                    $13 BILLION MIDSTREAM ENERGY PARTNERSHIP


         Houston, Texas - (December 15, 2003) - Enterprise Products Partners L.P. (NYSE: EPD, referred to as "Enterprise"), GulfTerra Energy Partners, L.P. (NYSE: GTM, referred to as "GulfTerra") and El Paso Corporation (NYSE: EP, referred to as "El Paso") today announced that they have executed definitive agreements to merge Enterprise and GulfTerra to form the second largest publicly traded energy partnership with an enterprise value of approximately $13 billion. The general partner of the combined partnership will be jointly owned by affiliates of privately-held Enterprise Products Company and El Paso Corporation with each owning a 50-percent interest.

         The combined partnership, which will retain the name Enterprise Products Partners L.P., will serve the largest producing basins of natural gas, crude oil and natural gas liquids ("NGLs") in the U.S., including the Gulf of Mexico, Rocky Mountains, San Juan Basin, Permian Basin, South Texas, East Texas, Mid-Continent, Louisiana Gulf Coast and, through connections with third-party pipelines, Canada's western sedimentary basin. The partnership will also serve the largest consuming regions for natural gas, crude oil and NGLs on the U.S. Gulf Coast.

         The assets of the combined partnership will include over 30,000 miles of pipelines comprised of over 17,000 miles of natural gas pipelines, 13,000 miles of NGL pipelines and 340 miles of large capacity crude oil pipelines in the Gulf of Mexico. The combined partnership's other logistical assets will include ownership interests in 164 million barrels of NGL storage capacity and 23 billion cubic feet of natural gas storage capacity, 6 offshore Gulf of Mexico hub platforms and import and export terminals on the Houston Ship Channel. The combined partnership will also own interests in 19 fractionation plants with a net capacity of approximately 650 thousand barrels per day and 24 natural gas processing plants with a net capacity of 6.0 billion cubic feet per day.

         "We are excited to announce this merger of equals to form one of the premier midstream energy companies in the United States," said O.S. "Dub" Andras, President and Chief Executive Officer of Enterprise. "The assets and businesses of these two partnerships are very complementary. We believe the scale and business opportunities

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for the combined partnership will provide us with a number of avenues to create value for our partners and our producing and consuming customers."

         "The value drivers from this merger include incremental organic growth and commercial opportunities, cost saving synergies, the elimination of the 50-percent incentive distribution right associated with GulfTerra's general partner interest and a contribution from Enterprise's general partner to Enterprise," stated Andras.

         "We believe this is a compelling transaction for the unitholders of GulfTerra and Enterprise," said Robert Phillips, Chairman and Chief Executive Officer of GulfTerra Energy Partners, L.P. "We are combining two of the top performing energy partnerships to form a midstream energy company that has an attractive footprint in the major producing basins and that can provide a full array of services to both producers and consumers."

         "We are pleased to partner with Enterprise in the creation of a tremendous midstream company," said Doug Foshee, President and Chief Executive Officer of El Paso Corporation. "Through our ownership of 50 percent of the Enterprise general partner and 14 million common units, El Paso's shareholders will participate in significant onshore and offshore opportunities. In addition, the $1.0 billion of net proceeds from this transaction will accelerate El Paso's debt reduction program."

         The definitive agreements include three transactions. In the initial transaction, which will be completed and funded today, an affiliate of Enterprise's operating partnership will acquire a 50-percent, limited voting interest in GulfTerra's general partner, GulfTerra Energy Company, L.L.C., for $425 million in cash. Prior to the closing of this transaction, El Paso will reacquire the 9.9-percent ownership interest in GulfTerra's general partner held by Goldman Sachs & Co. As a result of this initial step, GulfTerra's general partner will be owned 50 percent by an affiliate of El Paso and 50 percent by an affiliate of Enterprise's operating partnership. An affiliate of El Paso will continue to serve as the managing member of GulfTerra's general partner, and the Enterprise affiliate member's rights will be limited to protective consent rights on certain transactions affecting GulfTerra or its General Partner.

         In the second transaction, which will occur immediately prior to the merger, El Paso will contribute its 50-percent ownership interest in the GulfTerra general partner to Enterprise Products GP, LLC, the general partner of Enterprise. In exchange, El Paso will receive a 50-percent interest in Enterprise's general partner. The remaining 50 percent of the Enterprise general partner will continue to be owned by affiliates of Enterprise Products Company. The Enterprise general partner will then contribute this 50-percent ownership interest in the GulfTerra general partner to Enterprise for no consideration. In addition, Enterprise will pay El Paso $500 million in cash for approximately 13.8 million units, which include 2.9 million GulfTerra common units and all of the GulfTerra Series C units it owns.

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             In the final transaction, GulfTerra will merge with a wholly-owned subsidiary of Enterprise, with GulfTerra surviving the merger as a wholly-owned subsidiary of Enterprise. Under the terms of the merger agreement, GulfTerra's unitholders will receive 1.81 Enterprise common units for each GulfTerra common unit, which represents a premium of approximately 2.2 percent based on the closing prices of their respective common units on December 12, 2003. The remaining approximately 7.5 million GulfTerra common units owned by El Paso will be exchanged for Enterprise common units based on the 1.81 exchange ratio. The GulfTerra common units acquired for cash will be cancelled and will no longer be outstanding after completion of the merger transaction.

         "The actions taken by the Enterprise general partner to preserve its highest incentive distribution right at 25 percent and to contribute the 50-percent ownership interest in the GulfTerra general partner to Enterprise for no consideration are significant and immediate value drivers for this merger and enhance the cash accretion to the limited partners of both Enterprise and GulfTerra," stated Andras. "As a result of these actions and approximately $30 million of annual cost savings that we believe we can capture within the first year after the merger is completed, we expect to increase the cash distribution rate for the new partnership to $1.58 per unit on an annual basis upon the completion of the merger."

         The completion of the merger is subject to the approval of the unitholders of both Enterprise and GulfTerra along with customary regulatory approvals including that under the Hart-Scott-Rodino Antitrust Improvements Act. Completion of the merger is expected to occur during the second half of 2004.

         Concurrent with the closing of the merger, Enterprise will acquire nine natural gas processing plants from El Paso for $150 million in cash. These plants, located in South Texas, have historically been associated with and are integral to GulfTerra's Texas intrastate natural gas pipeline and NGL fractionation and pipeline systems.

         Under the terms of the merger agreement, the board of directors of the general partner of Enterprise will consist of ten directors, of which five will be designated by each of Enterprise Products Company and El Paso. Three of the directors designated by each of Enterprise and El Paso will be independent directors under the criteria established by the New York Stock Exchange. The remaining directors designated by Enterprise Products Company will be Dan L. Duncan, the current Chairman of Enterprise's general partner, and O.S. Andras. The two directors designated by El Paso will be Robert G. Phillips, the current Chairman and Chief Executive Officer of GulfTerra's general partner, and D. Dwight Scott, Executive Vice President and Chief Financial Officer of El Paso.

         Following the merger, the management of the general partner of Enterprise will be Dan L. Duncan, Chairman; O.S. Andras, Vice Chairman and Chief Executive Officer; and Robert G. Phillips, President and Chief Operating Officer.

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         Enterprise financed the $425 million payment to El Paso in the initial transaction from borrowings under its existing credit facilities and a $225 million acquisition credit facility. As previously announced, Enterprise plans to raise $100 million of equity in December 2003 through the issuance of Class
B partnership units in a private placement with an affiliate of Enterprise Products Company.

         Financial advisors for this transaction were Lehman Brothers for Enterprise, UBS Investment Bank for GulfTerra and Credit Suisse First Boston LLC for El Paso. Legal counsels were Vinson & Elkins L.L.P. for Enterprise, Akin, Gump, Strauss, Hauer & Feld, L.L.P. for GulfTerra and Andrews & Kurth L.L.P. for El Paso.

         Enterprise and GulfTerra will host a conference call to discuss this transaction at 10:30 a.m. central time this morning. The call will be broadcast live over the Internet and may be accessed by visiting the company's website at www.epplp.com. Participants should access the "Investor Information" section of the website at least ten minutes prior to the start of the conference call to download and install any necessary audio software.

         Enterprise Products Partners L.P. is the second largest publicly traded, midstream energy partnership with an enterprise value of approximately $7.0 billion. Enterprise is a leading North American provider of midstream energy services to producers and consumers of natural gas and NGLs. Enterprise's services include natural gas transportation, processing and storage and NGL fractionation (or separation), transportation, storage and import/export terminaling.

         GulfTerra Energy Partners, L.P. is one of the largest publicly traded master limited partnerships with interests in a diversified set of midstream assets located both offshore and onshore. Offshore, the partnership operates natural gas and oil pipelines and platforms and is an industry leader in the development of midstream infrastructure in the Deepwater Trend of the Gulf of Mexico. Onshore, GulfTerra is a leading operator of intrastate natural gas pipelines, natural gas gathering and processing facilities, NGLs transportation and fractionation assets, and salt dome natural gas and NGLs storage facilities. Visit GulfTerra Energy Partners on the web at www.gulfterra.com.

         El Paso Corporation is the leading provider of natural gas services and the largest pipeline company in North America. The company has core businesses in pipelines, production, and midstream services. Rich in assets, El Paso is committed to developing and delivering new energy supplies and to meeting the growing demand of new energy infrastructure. For more information, visit www.elpaso.com.

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INVESTOR NOTICE

         Enterprise and GulfTerra will file a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission. Investors and security holders are urged to carefully read the joint proxy statement/prospectus when it becomes available, because it will contain important information regarding Enterprise, GulfTerra and the merger transactions. A definitive joint proxy statement/prospectus will be sent to security holders of Enterprise and GulfTerra seeking their approval of the merger transactions. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Enterprise and GulfTerra, without charge, at the SEC's web site at www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to: Enterprise Products Partners L.P., 2727 North Loop West, Suite 700, Houston, TX 77008-1037, attention: Investor Relations (713) 880-6812; or GulfTerra Energy Partners, L.P., 4 Greenway Plaza, Houston, TX 77046, attention: Investor Relations (832) 676 4853.

         Enterprise and GulfTerra and the officers and directors of their respective general partners may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in Enterprise's and GulfTerra's Annual Reports on Form 10-K/A and Form 10-K, respectively that were filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus when it becomes available.

SAFE HARBOR STATEMENT - ENTERPRISE PRODUCTS PARTNERS L.P.

         This press release contains various forward-looking statements and information that are based on Enterprise's beliefs and those of its general partner, as well as assumptions made by and information currently available to them. When used in this press release, words such as "anticipate," "project," "expect," "plan," "goal," "forecast," "intend," "could," "believe," "may," and similar expressions and statements regarding the contemplated transaction and the plans and objectives of Enterprise for future operations, are intended to identify forward-looking statements.

         Although Enterprise and its general partner believes that such expectations reflected in such forward looking statements are reasonable, neither it nor its general partner can give assurances that such expectations will prove to be correct. Such statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those Enterprise anticipated, estimated, projected or expected. Among the key risk factors that may have a direct bearing on Enterprise's results of operations and financial condition are:

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     o    fluctuations in oil, natural gas and NGL prices and production due to weather and other natural and economic forces;

     o a reduction in demand for its products by the petrochemical, refining or heating industries;

     o    a decline in the volumes of NGLs delivered by its facilities;

     o the failure of its credit risk management efforts to adequately protect it against customer non-payment; o terrorist attacks aimed at its facilities;

     o    the failure to complete the proposed merger;

     o the failure to successfully integrate the respective business operations upon completion of the merger or its failure to successfully integrate any future acquisitions; and

     o the failure to realize the anticipated cost savings, synergies and other benefits of the proposed merger.

         Enterprise has no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

SAFE HARBOR STATEMENT - EL PASO CORPORATION

This release includes forward-looking statements and projections, made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The company has made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this release, including, without limitation, the ability to implement and achieve our objectives in the long-range plan; the successful implementation of the settlement related to the western energy crisis; actions by the credit rating agencies; the successful close of our financing transactions; our ability to successfully exit the energy trading business; our ability to divest of certain assets; changes in commodity prices for oil, natural gas, and power; inability to realize anticipated synergies and cost savings associated with restructurings and divestitures on a timely basis; changes in reserves estimates based upon internal and third party reserve analyses; general economic and weather conditions in geographic regions or markets served by El Paso Corporation and its affiliates, or where operations of the company and its affiliates are located; the uncertainties associated with governmental regulation; the uncertainties associated with the outcome of governmental investigations; the outcome of pending litigation including shareholder derivative and class actions; political and currency risks associated with international operations of the company and its affiliates especially due to the instability in Brazil and economic conditions in Mexico; difficulty in integration of the operations of previously acquired companies, competition, and other factors described in the company's (and its affiliates') Securities and Exchange Commission filings. While the company makes these statements and projections in good faith, neither the company nor its management can guarantee that

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anticipated future results will be achieved. Reference must be made to those filings for additional important factors that may affect actual results. The company assumes no obligation to publicly update or revise any forward-looking statements made herein or any other forward-looking statements made by the company, whether as a result of new information, future events, or otherwise.


SAFE HARBOR STATEMENT - GULFTERRA ENERGY PARTNERS, L.P.

         This release includes forward-looking statements and projections, made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The partnership has made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors, including the integration of acquired businesses, status of the partnership's greenfield projects, successful negotiation of customer contracts, and general economic and weather conditions in markets served by GulfTerra Energy Partners and its affiliates, could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this release. While the partnership makes these statements and projections in good faith, neither the partnership nor its management can guarantee that the anticipated future results will be achieved. Reference should be made to the partnership's (and its affiliates') Securities and Exchange Commission filings for additional important factors that may affect actual results.


Contact: Randy Burkhalter, Investor Relations, Enterprise Products Partners L.P. (713) 880-6812, www.epplp.com

Contact: Andrew Cozby, Director, Investor Relations and MLP Finance, GulfTerra Energy Partners, L.P. (832) 676 5315, www.gulfterra.com

Contact: Bruce L. Connery, Vice President Investor & Public Relations, El Paso Corporation, (713) 420 5855; Media contact: Mel Scott, Director, Media Relations, El Paso Corporation, (713) 420 3039

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